October 28, 2024

Chao Gao
Chief Executive Officer
Scage Future
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

Chao Gao
Chief Executive Officer
Scage International Ltd
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

       Re: Scage Future
           Amendment No. 2 to Registration Statement on Form F-4
           Filed October 18, 2024
           File No. 333-281332
Dear Chao Gao and Chao Gao:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30, 2024 letter.
 October 28, 2024
Page 2

Amendment No. 2 to Registration Statement on Form F-4 filed October 18, 2024 General

1.    We note you are planning to request effectiveness of your Form F-4 registration
      statement before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.
2. We note your disclosure that there is still uncertainty as to whether you will be able to complete the Trial Measures filings process with the CSRC, and you are required "to complete the filing with the CSRC for the Business Combination... prior to the listing of PubCo ADSs and the Assumed Warrants." Please clarify, if true, that you will not complete the business combination without first receiving CSRC approval under the
      Trial Measures. Include this disclosure in the summary section where regulatory approvals are discussed starting on page 18 and revise the risk factor disclosure on page 50 under the Trial Measures discussion. In addition, tell us how you plan to notify investors about receiving the CSRC approval.
3.    We note footnote 1 on page F-29. Please tell us what consideration was given to
      disclosing these loans to third parties pursuant to Item 1603(a)(6) of Regulation S-K.
4. We note your response to comment 2. If true, please revise to clearly state that the subscription agreements satisfy the closing condition that the cash proceeds from the
      PIPE Investment shall not be less than an aggregate of $15 million. We further note the disclosure on page viii in the definition of PIPE Investment that [a]s of the date of this proxy statement/prospectus, none of Finnovate, PubCo and Scage International has entered into any PIPE subscription agreements with respect to potential PIPE
      Investment.    Please revise or clarify.
Questions and Answers about the Business Combination and the Extraordinary
General
Meeting
Dilution, page xxi

5. We have reviewed your disclosures made in response to comment 5. Refer to the table on page xxi and address the following:

             Refer to the line item, potential source of dilution. Provide a subnote to the table stating the reasons why no share transactions are provided, similar to the disclosure provided in the narrative on page xxii as pertaining to the June 2023
           Note and the compensation fee due to 3A Partners. For example, we note you include the related $400,000 compensation payable to 3A Partners as a cash adjustment to the amount of net tangible book value, rather than as being settled by conversion into shares of equity. Please disclose or advise accordingly.

             Refer to the line item description, fully diluted shares outstanding as of June 30,
           2024, and revise to indicate this is Finnovate's shares outstanding as of June 30,
           2024, as adjusted. Also, double underline this figure to show it represents the total number of shares.
 October 28, 2024
Page 3


             Refer to the section of the calculation of net tangible book value and related per share amounts. Please indicate the amounts are stated in dollars. Also, consider presenting a double underline under net tangible book value, as adjusted to indicate this figure represents the total.

             Refer to the last line in this table, difference between offering price and adjusted net tangible book value per share, and instead describe this line item as representing dilution and provide a subnote to the table disclosing its calculation.
           Also, disclose here or within the opening paragraph that precedes the table,
           Finnovate's IPO price per share paid by the original investors.
6. We note from your disclosures on page 15 Scage International entered into subscription agreements with two investors on August 23, 2024, pursuant to which each of the investors subscribed for 1,721,171 ordinary shares of Scage International in a private placement transaction. We also note such shares will be cancelled and converted to PubCo ADSs as part of the business combination and that the conversion will not have dilutive impact on the shareholders of Finnovate prior to the closing as the subscribers will initially receive ordinary shares of the Scage International and only upon closing they will convert into PubCo Ordinary shares. In this regard, please clarify if such shares are included in the table under the 68,182,926 shares issued to shareholders of Scage in the Business Combination and if not, revise to disclose that such shares represent a material source of potential dilution following the offering that nonredeeming shareholders may experience. Refer to disclosure requirements in Item
       1604(c) of Regulation S-K.
Summary Historical Financial Information of Scage international, page 25

7. Refer to the mezzanine equity section disclosed on page 27. For the parenthetical amounts shown as the aggregate liquidation preference, please clarify the respective amounts as of June 30, 2024 and June 30, 2023, as the current disclosure provides three rather than two amounts. Similarly, for the line item description, Series A convertible redeemable shares, clarify the issued and outstanding shares as of June 30,
       2024 and June 30, 2023, as the current disclosure provides three rather than two years of shares. Further, on page 31 for Selected Unaudited Pro Forma
Condensed
       Combined Financial Information, please include dollar signs for the applicable amounts for the pro forma combined statements of operations.
If we fail to consummate our initial Business Combination by November 4, 2024..., page 70

8.     We note that you are currently listed on Nasdaq and that Nasdaq Rule
5815 was
       amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration
       statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on November 4, 2024.
 October 28, 2024
Page 4

Unaudited Pro Forma Combined Financial Information
Notes and adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 215

9.     Please address the following:

             Refer to adjustment (3) narrative explanation on page 216 and reconcile for us the actual adjustment amount recorded in the pro forma statement of operations.

             Refer to adjustment (4) narrative explanation on page 216, and advise where the adjustment is reflected in the pro forma statement of operations.

       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ke (Ronnie) Li